Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-136820

March 18, 2009

Marsh & McLennan Companies, Inc.

9.250% Senior Notes Due 2019

Issuer:	Marsh & McLennan Companies, Inc.

Title of Securities:	Senior Unsecured Notes

Principal Amount:	$400,000,000

Price to Public (Issue Price):	99.986%

Gross Proceeds	$399,944,000

Maturity Date:	April 15, 2019

Trade Date:	March 18, 2009

Settlement Date (T+3):	March 23, 2009

Coupon (Interest Rate):	9.250% per annum

Yield to Maturity:	9.250%

Benchmark Treasury:	UST 2.75% due February 15, 2019

Benchmark Treasury Price and Yield:	98-9; 2.951%

Spread to Benchmark Treasury:	2.951% (629.9 basis points)

Interest Payment Dates:	Semi-annually on April 15 and October 15, beginning on October 15, 2009

Day Count Convention:	360 day year consisting of twelve 30-day months

Optional Redemption:	The notes will be redeemable at the Issuer’s option at any time, in whole or in part, at a redemption price equal to (A) the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on the notes to be redeemed discounted to the redemption date on a semi-annual basis at the then current Treasury rate plus 0.500% (50 basis points), plus (B) accrued and unpaid interest to the redemption date.

CUSIP/ISIN Number:	571748AQ5

Denominations:	$2,000 and multiples of $1,000

Joint Book-Running Managers:	Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

Joint Lead (No Books):	Deutsche Bank Securities Inc.

Co-Managers:	Barclays Capital Inc., Goldman, Sachs & Co. and UBS Securities LLC

Type of Offering:	SEC registered (No. 333-136820)

Listing:	None

Long-term Debt Ratings:	Moody’s: Baa2 (Stable); S&P, BBB- (Stable); Fitch: BBB (Stable)

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the related prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling Banc of America Securities LLC toll-free 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities Inc. at 1-212-834-4533 (collect).